RODRIGUEZ & ASSOCIATES
Raul N. Rodriguez, Esq.
Sara Mares, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995 E-mail address: raulnr@msn.com

December 9, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Attention: John P. Lucas

Re:	Grant Hartford Corporation Amendment 5 to Registration Statement on Form S-1 Filed November 10, 2009 File No. 333-155507

Ladies/Gentlemen:

          In connection with the Grant Hartford Corporation (the "Company", "we", "our") Registration Statement on Form S-1, the Company submits the following response to your Comment Letter dated November 23, 2009.

          To facilitate your review of this Amendment, the Company will respond to each of the numbered Comments set forth in your letter dated November 23, 2009. The Company is enclosing a lined copy of the Amended Form S-1 on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

The Company will comply with the reporting requirements of the Exchange Act of 1934. The Company is submitting a substantive and fully responsive amendment to the Commission's letter dated November 23, 2009.

Amendment No. 6 to Form S-1

General

Comment No. 1:

Please update your financial statements and related disclosure to comply with Rule 8-08 of Regulation S-X.

Response No. 1

The Company has included financial statements as of September 30, 2009 and has made the necessary related disclosures throughout the Amended Form S-1 in order to comply with Rule 8-08 of Regulation S-X.

Exhibit 16.1

Grant Hartford Corporation, page 1

Comment No. 2.

We note that your legality opinion "may be relied upon by the Company." Please obtain and file a revised opinion of counsel that does not contain this inappropriate qualification. Investors are entitled to rely on the legality opinion filed in connection with this registration statement. In this regard, we note prior comment 37 from our letter dated January 16, 2009, as well as prior comment 18 from our letter dated July 2, 2009.

Response No. 2.

The language "by the Company" has been deleted from the opinion of counsel.

Provided Supplementary

The Company has inserted the following language on page 41 in the "Material Terms of Related Party Agreements" Section of the Form S-1, in order to update the document to reflect changes occurring in the third quarter, as of September 30, 2009.

Agreement with Garnet Range Resources, LLC and Grant Hartford Corporation

Our Company is a mineral exploration, development and production company and during its normal course of business Grant Hartford Corporation sub-contracts all drilling and earth moving tasks required to complete our drill programs on the Garnet Mineral Property. In June, 2009, Grant Hartford Corporation recognized unforeseen circumstances in the Company's current arrangements to rent and operate the heavy equipment necessary to perform its exploration activities. In order to fulfill this need, the Company entered into a non-exclusive Agreement with Garnet Range Resources, LLC ("Garnet"), on July 6, 2009. The non-exclusive agreement was for an open ended term, wherein Garnet is to provide support services to Grant Hartford in the form of the operation of heavy equipment, provision of labor and coordination of project management with respect to exploring the mining claims located on the Garnet Mineral Property, which is Optioned by Grant Hartford Corporation. Garnet Range Resources, LLC is owned by two individuals, Eric Sauve and Joyce Charlton, each owns fifty percent (50%) of Garnet's membership interests. Eric Sauve is the President, CEO & Director of Grant Hartford Corporation, a related party to the Company, and Joyce Charlton is to spouse of Aaron Charlton, Senior Consultant and a related party to Grant Hartford Corporation. The material terms of the Agreement are as follows: GHC agrees to rent a Caterpillar D8H Dozer #46A18817 and a PC400LC Komatsu Excavator

#A85031 from Garnet. The rental agreement shall include an operator, all maintenance, repair and support of the equipment, payment of taxes, insurance and all operating expenses, including fuel, which shall be the responsibility of Garnet. Changes to the Agreement shall be made by Appendix to the Agreement. Garnet shall deliver monthly invoices, itemizing the services rendered during that period. GHC shall pay within ten (10) calendar days of receipt of Garnet's invoice. Any disputed amount that is not resolved within twenty (20) days of invoice must be paid to a mutually agreed upon third party until resolution. Garnet shall be solely responsible for employing personnel and paying any costs associated with the personnel. Garnet holds GHC harmless from liability. Garnet and GHC are each to have $1,000,000 insurance policies to cover their own liability. Failure of either party to perform any of said party's obligations under the Agreement shall constitute a default. In the event the default continues for five (5) days, written notice shall be given to the defaulting party. The default may be cured within twenty (20) days of service of written notice. In the event the default is not cured within the twenty (20) day period, the contract shall terminate. Governing law shall be the State of Montana.

The Company has removed Sholty Contracting and has inserted Garnet Range Resources, LLC on page 61 of the Amended Form S-1, in order to reflect the above agreement.

The Company has inserted the following risk factors on page 9 of the Amended Form S-1 in order to address potential risks associated with the Company entering into the Agreement with Garnet Range Resources, LLC.

7:   Potential Conflict of Interest Between Grant Hartford Corporation and Garnet Range Resources, LLC

On July 6, 2009, the Company and Garnet Range Resources, LLC ("Garnet") entered into an agreement wherein Garnet would provide the following services to GHC: the rental and operation of heavy equipment, labor on the Garnet Mineral Property and coordination of the exploration project management with GHC. The material terms of this agreement are further set forth on page 42 of this Amended Form S-1 in the "Material Terms of Related Party Agreements" section. Mr. Eric Sauve, the President, CEO, CFO and Director of Grant Hartford Corporation, is a related party to GHC and is also a 50% owner of Garnet. Joyce L. Charlton is the Managing Member, and 50% owner of Garnet and is the wife of Aaron Charlton, the Senior Consultant of GHC, a related party to GHC and the Managing Member of Commonwealth Resources, LLC, the company that GHC has optioned its mineral interests from. Since Eric Sauve and Joyce Charlton are related parties to the Company and these related parties own 100% of Garnet, there is an appearance of a conflict of interest. However, Mr. Sauve took this matter to the Board of Directors for their consideration of the Agreement. Mr. Sauve recused himself from the vote and the Board of Directors agreed that this Agreement would be beneficial to the Company and it was acting in the ordinary course of business.

Any transaction with our President, CEO, CFO, Directors and Senior Consultant and his wife could be perceived as a conflict of interest which could result in a loss of confidence by our shareholders or potential investors and could result in a disruption to our business, which could adversely affect our Company and the existing shareholders.

8:   Laps of Insurance on the Part of Garnet Range Resources, LLC.

While Garnet Range Resources, LLC ("Garnet") is responsible to perform the following services to GHC: the rental and operation of heavy equipment, labor on the Garnet Mineral Property and coordination of the exploration project management with GHC, Garnet does not specify that it will indemnify GHC for work stoppage, delays or interruption of operations, as a result of not being able to provide these services on a timely manner. This lack of performance on the part of Garnet could cause increased costs, monetary losses, legal liability and possible adverse governmental action. Thus, the inability of Garnet to perform could have an adverse effect on the Company's financial position and have an adverse effect on the shareholders. The potential costs associated with losses or liabilities not covered by Garnet's insurance will have a material adverse effect on the Company's financial position and have an adverse effect on the shareholders. The material terms of this agreement are further set forth on page 38 of this Amended Form S-1 in the "Material Terms of Related Party Agreements" section.

Provided Supplementary

The Company has inserted the following language on page 43 in the "Material Terms of Related Party Agreements" Section of the Form S-1, in order to update the document to reflect additional related party agreements.

Vehicle Lease Agreement with Garnet Range Resources, LLC

On July 1, 2009, Grant Hartford Corporation entered into a vehicle lease agreement with Garnet Range Resources, LLC ("Garnet"), a Montana limited liability company that is owned by two individuals, Eric Sauve and Joyce Charlton, each owns fifty percent (50%) of Garnet's membership interests. Eric Sauve is the President, CEO and Director of Grant Hartford Corporation, a related party to the Company, and Joyce Charlton is to spouse of Aaron Charlton, Senior Consultant and a related party to Grant Hartford Corporation. The material terms of the Agreement are as follows: Garnet shall provide GHC the use of an automobile for a period of 2 years beginning April 22, 2009 to April 21, 2010. GHC shall pay Garnet, in advance, the sum of $4,500 for the use of the vehicle for the 2 year period. GHC shall have comprehensive insurance coverage on the vehicle. GHC shall be responsible for all repairs, licensing, fuel and any other costs associated with the vehicle during the lease period.

Provided Supplementary

The Company has inserted the following language on page 75 of the Form S-1, in order to update the document to reflect changes occurring in the third quarter, as of September 30, 2009.

Tim Matthews - Vice President of Marketing

The Company entered into an Employment Agreement with Tim Matthews ("Mr. Matthews") on April 15, 2009 and an Amended Employment Agreement on July 15, 2009. The Employment Agreement will begin on May 1, 2009 and the Amended Employment Agreement will begin on July 15, 2009. The material terms of the Amended Employment Agreement are as follows: The Amended Employment Agreement is for a term of one (1) year. Mr. Matthews is to be paid twelve equal monthly payments of five thousand dollars ($5,000.00), plus Mr. Matthews is to receive 25,000 shares of the Company's no par value common stock. Mr. Matthews will be eligible for any bonuses declared by the Board of Directors of the Company, in its discretion, during the Term of the Employment Agreement. Mr. Matthews will devote his full time and efforts in the capacity as Vice President of Marketing. Either party may terminate the Employment Agreement by written notice. Upon involuntary termination Mr. Matthews will receive half a month salary after the completion of six (6) months of employment.

Provided Supplementary

We have provided the following as a supplemental discussion to the Note Transaction described on page 5 of the Amended Form S-1.

From January 1, 2009 through the end of the third quarter, September 30, 2009, the Company entered into fifty-nine (59) Promissory Notes ("Notes") in the aggregate sum of $2,332,266, with a total of forty-five (45) individual noteholders. Fourteen (14) of the forty-five (45) individual noteholders have entered into more than one Note transaction with the Company. All of the Notes were debt instruments bearing interest at a rate of between 11.11% and 12.50%. All of the Notes were for a period of twelve (12) months. The Notes are not convertible to equity in the Company and are thus, debt instruments.

The Company filed its first Registration Statement with the SEC on Form S-1 on November 20, 2008. The Company entered into these Note transactions with the noteholders while the Company was engaged in a registration. There were thirty-two (32) accredited investors and thirteen (13) non-accredited sophisticated investors. These noteholders are all friends and family of the Officers and Directors of the Company, thus the Company has a reasonable belief that Grant Hartford is conducting a concurrent private offering, pursuant to Securities Act Section 4(2) and Securities Act Rule 506, while the Company is involved in a public offering by virtue of its registration of its securities on Form S-1. The Commission has issued Compliance and Disclosure Interpretation Question 139.25, wherein the Commission sets forth the appropriate circumstances where there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering.

The Company has a reasonable belief that entering into the Note transactions, with the previously mentioned noteholders, are exempt transactions pursuant to an exemption provided by Securities Act Section 4(2) and Rule 506 of Regulation D, of the Securities Act of 1933, as amended. The Company did not use any general solicitation or advertising, as setforth in Rule 502(c), in obtaining any of the above mentioned noteholders. Thus, all Notes were entered into by investors who have had a documented substantive and pre-existing relationship by virtue of being family members or having long term social relationships with the Company's Officers and Directors. Through the various conversations with Grant Hartford's Officers and Directors, the non-accredited noteholders were deemed to be sophisticated by providing adequate evidence that they have sufficient knowledge and experience in financial business matters to make them capable of evaluating the merits and risks of the prospective Note transaction. Following these discussions with the Company's Officers and Directors, the non-accredited sophisticated investors were provided with access to the Company's financial statements and had access to information that would be included in the Registration Statement.

We have inserted the following section onto page 23 of the Amended Form S-1:

From January 1, 2009 through the end of the third quarter, September 30, 2009, the Company entered into fifty-nine (59) Promissory Notes ("Notes") in the aggregate sum of $2,332,266, with a total of forty-five (45) individual noteholders. Fourteen (14) of the forty-five (45) individual noteholders have entered into more than on Note transaction. The Notes were entered into pursuant to an exemption provided by Securities Act Section 4(2) and Rule 506 of Regulation D, of the Securities Act of 1933, as amended. The material terms of the Notes are further set forth in the "2009 Promissory Notes" section of this Prospectus on page 5.

We have inserted the following section onto page 90 of the Amended Form S-1:

From January 1, 2009 through the end of the third quarter, September 30, 2009, the Company entered into fifty-nine (59) Promissory Notes ("Notes") in the aggregate sum of $2,332,266, with a total of forty-five (45) individual noteholders. Fourteen (14) of the forty-five (45) individual noteholders have entered into more than one Note transaction. The Notes were entered into pursuant to an exemption provided by Securities Act Section 4(2) and Rule 506 of Regulation D, of the Securities Act of 1933, as amended. The material terms of the Notes are further set forth in the "2009 Promissory Notes" section of this Prospectus on page 5.

Sincerely,

/s/Raul N. Rodriguez, Esq.
Raul N. Rodriguez, Esq.